ARLS



03056952



CRONOS

0-23158

P.E.
12-31-02



SEC MAIL PROCESSING
RECEIVED
APR 28 2003
WASH. D.C.
187
SECTION

Cronos Global Income Fund XIV, L.P.

PROCESSED
APR 29 2003
THOMSON FINANCIAL

2002 Annual Report

April 30, 2003

To The Limited Partners in Cronos Global Income Fund XIV, L.P.:

This past year was quite an interesting one for the container leasing industry and your Partnership. At the beginning of 2002, utilization for the Partnership's dry cargo container fleet was at 66%, and we were bracing ourselves for another year of subdued lease demand. However, for several different reasons, imports into the U.S. from Asia unexpectedly began to increase early in the year, and the rise in demand for leased containers exceeded our initial expectations throughout 2002. I am pleased to report that, at the end of 2002, utilization for the Partnership's dry cargo container fleet stood at slightly more than 80%. These positive results can be attributed to several factors that produced a rapid recovery in demand.

- Trade volumes started to increase at the end of the first quarter of 2002 as retailers began to re-stock consumer items that were allowed to dwindle after 9/11. Although manufacturing activity in the U.S. and Europe was stagnant throughout most of the year, the transfer of production to China, in particular, contributed to the growing trade volumes in the trans-Pacific routes.

- In the U.S., an aggressive repositioning program put equipment where our customers needed it most. We were able to move equipment from low demand locations to areas where, in some cases, our customers picked up containers directly from the ship.

- Anticipation of a strike at U.S. West Coast ports provided an additional boost in demand for container leasing as exporters and importers arranged for early shipments to lessen the potential for logistical disruptions. During the ensuing 10-day lockout of longshoremen, containers could not be emptied on a timely basis, delaying their return and forcing the shipping lines to lease more containers to manage their short-term needs. The number of containers that had been stockpiled around the world quickly diminished, with shortages in evidence at many key Asian locations.

The outlook for our business this year is difficult to forecast due to contradictory factors, as it is currently dependent on many issues over which we have little control. We continue to see strong demand for our containers, yet on-going concerns about the slow pace of recovery in the economy, the war in Iraq, instability in other geopolitical areas, rising energy prices, and a record deficit in the U.S. point to short-term uncertainties with respect to the growth in world trade and its consequent effect on our business. Such uncertainties tend to negatively impact consumer demand and business spending, and hence, the growth volume of world trade.

Nonetheless, we believe that we are now in a better position to deal with the repercussions of such events. Our shorter-term master leases have, in recent years, increasingly included limitations on redelivery in the U.S. as well as higher drop-off charges, both of which should help soften any increase in redelivery of equipment.

In closing, I would like to express my appreciation for your continued support of our efforts this past year in furthering the Partnership's objectives.

Respectfully submitted,



Dennis J. Tietz
President
Cronos Capital Corp.
The General Partner

Selected Financial Data

	Year Ended December 31,				
	2002	2001	2000	1999	1998
Net lease revenue	$ 2,626,409	$ 3,141,175	$ 4,332,091	$ 4,011,372	$ 4,826,207
Net (loss) income	$ (986,224)	$ (2,585,671)	$ 1,025,096	$ 878,989	$ 1,740,032
Net (loss) income per unit of limited partnership interest	$ (0.33)	$ (0.90)	$ 0.29	$ 0.23	$ 0.50
Cash distributions per unit of limited partnership interest	$ 1.01	$ 1.15	$ 1.32	$ 1.40	$ 1.57
At year-end:					
Total assets	$ 21,989,754	$ 26,124,364	$32,306,756	$35,409,876	$38,928,811
Partners' capital	$ 21,989,754	$ 26,124,364	$32,306,756	$35,409,876	$38,928,811

Independent Auditors' Report

The Partners
Cronos Global Income Fund XIV, L.P.

We have audited the accompanying balance sheets of Cronos Global Income Fund XIV, L.P. (the "Partnership") as of December 31, 2002 and 2001, and the related statements of operations, partners' capital, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

San Francisco, California
February 14, 2003

Cronos Global Income Fund XIV, L.P.

Balance Sheets
As of December 31,

	2002	2001
Assets		
Current assets:		
Cash and cash equivalents, includes $1,831,366 in 2002 and $1,605,354 in 2001 in interest-bearing accounts (note 3)	$ 2,142,650	$ 1,620,354
Net lease receivables due from Leasing Company (notes 1 and 4)	371,301	386,002
Total current assets	2,513,951	2,006,356
Container rental equipment, at cost	43,736,871	47,825,021
Less accumulated depreciation	24,261,068	23,707,013
Net container rental equipment (note 1)	19,475,803	24,118,008
Total assets	$ 21,989,754	$ 26,124,364
Partners' Capital		
Partners' capital (deficit):		
General partner	$ (267,386)	$ (130,751)
Limited partners (note 8)	22,257,140	26,255,115
Total partners' capital	$ 21,989,754	$ 26,124,364

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the Years Ended December 31,

	2002	2001	2000
Net lease revenue (notes 1 and 6)	$ 2,626,409	$ 3,141,175	$ 4,332,091
Other operating expenses:			
Depreciation (note 1)	2,733,346	2,981,411	3,086,981
Other general and administrative expenses	110,785	164,925	99,972
Net loss on disposal of equipment	787,997	232,413	190,044
Impairment losses	-	2,400,085	-
	3,632,128	5,778,834	3,376,997
(Loss) income from operations	(1,005,719)	(2,637,659)	955,094
Other income:			
Interest income	19,495	51,988	70,002
Net (loss) income	$ (986,224)	$ (2,585,671)	$ 1,025,096
Allocation of net (loss) income:			
General partner	$ (9,862)	$ 102,940	$ 167,842
Limited partners	(976,362)	(2,688,611)	857,254
	$ (986,224)	$ (2,585,671)	$ 1,025,096
Limited partners' per unit share of net (loss) income	$ (0.33)	$ (0.90)	$ 0.29

The accompanying notes are an integral part of these financial statements.

Statements of Partners' Capital
For the Years Ended December 31, 2002, 2001 and 2000

	Limited Partners	General Partner	Total
Balances at January 1, 2000	$ 35,447,770	$ (37,894)	$ 35,409,876
Net income	857,254	167,842	1,025,096
Cash distributions	(3,929,342)	(198,874)	(4,128,216)
Balances at December 31, 2000	32,375,682	(68,926)	32,306,756
Net (loss) income	(2,688,611)	102,940	(2,585,671)
Cash distributions	(3,431,956)	(164,765)	(3,596,721)
Balances at December 31, 2001	26,255,115	(130,751)	26,124,364
Net loss	(976,362)	(9,862)	(986,224)
Cash distributions	(3,021,613)	(126,773)	(3,148,386)
Balances at December 31, 2002	$ 22,257,140	$ (267,386)	$ (21,989,754)

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows
For the Years Ended December 31,

	2002	2001	2000
Cash flows from operating activities:			
Net (loss) income	$ (986,224)	$ (2,585,671)	$ 1,025,096
Adjustments to reconcile net (loss) income to net cash from operating activities:			
Depreciation	2,733,346	2,981,411	3,086,981
Net loss on disposal of equipment	787,997	232,413	190,044
Loss on impairment	-	2,400,085	-
(Increase) decrease in net lease receivables due from Leasing Company	(5,469)	220,060	286,218
Total adjustments	3,515,874	5,833,969	3,563,243
Net cash provided by operating activities	2,529,650	3,248,298	4,588,339
Cash flows from investing activities:			
Proceeds from sale of container rental equipment	1,141,032	384,460	457,931
Purchases of container rental equipment	-	(122,016)	(224,978)
Acquisition fees paid to general partner	-	-	(5,963)
Net cash provided by investing activities	1,141,032	262,444	226,990
Cash flows from financing activities			
Distributions to partners	(3,148,386)	(3,596,721)	(4,128,216)
Net increase (decrease) in cash and cash equivalents	522,296	(85,979)	687,113
Cash and cash equivalents at beginning of year	1,620,354	1,706,333	1,019,220
Cash and cash equivalents at end of year	$ 2,142,650	$ 1,620,354	$ 1,706,333

The accompanying notes are an integral part of these financial statements.

(1) Summary of Significant Accounting Policies

(a) Nature of Operations

Cronos Global Income Fund XIV, L.P. (the "Partnership") is a limited partnership organized under the laws of the State of California on July 30, 1992, for the purpose of owning and leasing marine cargo containers worldwide to ocean carriers. To this extent, the Partnership's operations are subject to the fluctuations of world economic and political conditions. Such factors may affect the pattern and levels of world trade. The Partnership believes that the profitability of, and risks associated with, leases to foreign customers is generally the same as those of leases to domestic customers. The Partnership's leases generally require all payments to be made in United States currency.

Cronos Capital Corp. ("CCC") is the general partner and, with its affiliate Cronos Containers Limited (the "Leasing Company"), manages the business of the Partnership. CCC and the Leasing Company also manage the container leasing business for other partnerships affiliated with CCC. The Partnership shall continue until December 31, 2012, unless terminated sooner upon the occurrence of certain events.

The Partnership commenced operations on January 29, 1993 when the minimum subscription proceeds of $2,000,000 were obtained. The Partnership offered 4,250,000 units of limited partnership interests at $20 per unit, or $85,000,000. The offering terminated on November 30, 1993, at which time 2,984,309 limited partnership units had been sold.

(b) Leasing Company and Leasing Agent Agreement

A Leasing Agent Agreement exist between the Partnership and the leasing Company, whereby the Leasing Company has the responsibility to manage the leasing operations of all equipment owned by the Partnership. Pursuant to the Agreement, the Leasing Company is responsible for leasing, managing and re-leasing the Partnership's containers to ocean carriers and has full discretion over which ocean carriers and suppliers of goods and services it may deal with. The Leasing Agent Agreement permits the Leasing Company to use the containers owned by the Partnership, together with other containers owned or managed by the Leasing Company and its affiliates, as part of a single fleet operated without regard to ownership. Since the Leasing Agent Agreement meets the definition of an operating lease in Statement of Financial Accounting Standards (SFAS) No. 13, it is accounted for as a lease under which the Partnership is lessor and the Leasing Company is lessee.

The Leasing Agent Agreement generally provides that the Leasing Company will make payments to the Partnership based upon rentals collected from ocean carriers after deducting direct operating expenses and management fees to CCC and the Leasing Company. The Leasing Company leases containers to ocean carriers, generally under operating leases which are either master leases or term leases (mostly one to five years). Master leases do not specify the exact number of containers to be leased or the term that each container will remain on hire but allow the ocean carrier to pick up and drop off containers at various locations, and rentals are based upon the number of containers used and the applicable per-diem rate. Accordingly, rentals under master leases are all variable and contingent upon the number of containers used. Most containers are leased to ocean carriers under master leases; leasing agreements with fixed payment terms are not material to the financial statements. Since there are no material minimum lease rentals, no disclosure of minimum lease rentals is provided in these financial statements.

(c) Concentrations of Credit Risk

The Partnership's financial instruments that are exposed to concentrations of credit risk consist primarily of cash, cash equivalents and net lease receivables due from the Leasing Company. See note 3 for further discussion regarding the credit risk associated with cash and cash equivalents.

Net lease receivables due from the Leasing Company (see notes 1(b) and 4 for discussion regarding net lease receivables) subject the Partnership to a significant concentration of credit risk. These net lease receivables, representing rentals earned by the Leasing Company, on behalf of the Partnership, from ocean carriers after deducting direct operating expenses and management fees to CCC and the Leasing Company, are remitted by the Leasing Company to the Partnership three to four times per month. The Partnership has historically never incurred a loss associated with the collectibility of unremitted net lease receivables due from the Leasing Company.

(d) Basis of Accounting

The Partnership utilizes the accrual method of accounting. Net lease revenue is recorded by the Partnership in each period based upon its leasing agent agreement with the Leasing Company. Net lease revenue is generally dependent upon operating lease rentals from operating lease agreements between the Leasing Company and its various lessees, less direct operating expenses and management fees due in respect of the containers specified in each operating lease agreement.

(e) Use of Estimates

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (GAAP), which requires the Partnership to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

The most significant estimates included within the financial statements are the container rental equipment estimated useful lives and residual values, and the estimate of future cash flows from container rental equipment operations, used to determine the adequacy of the carrying value of container rental equipment in accordance with SFAS No. 144. Considerable judgment is required in estimating future cash flows from container rental equipment operations. Accordingly, the estimates may not be indicative of the amounts that may be realized in future periods. As additional information becomes available in subsequent periods, reserves for the impairment of the container rental equipment carrying values may be necessary based upon changes in market and economic conditions.

(f) Allocation of Net Income or Loss and Partnership Distributions

Net income or loss has been allocated between the general and limited partners in accordance with the Partnership Agreement.

Actual cash distributions differ from the allocations of net income or loss between the general and limited partners as presented in these financial statements. Partnership distributions are paid to its partners (general and limited) from distributable cash from operations, allocated 95% to the limited partners and 5% to the general partner. Distributions of sales proceeds are allocated 99% to the limited partners and 1% to the general partner. The allocations remain in effect until such time as the limited partners have received from the Partnership aggregate distributions in an amount equal to their capital contributions plus an 8% cumulative, compounded (daily), annual return on their adjusted capital contributions. Thereafter, all Partnership distributions will be allocated 85% to the limited partners and 15% to the general partner. Cash distributions from operations to the general partner in excess of 5% of distributable cash will be considered an incentive fee and will be recorded as compensation to the general partner, with the remaining distributions from operations charged to partners' capital.

(g) Acquisition Fees

Pursuant to the Partnership Agreement, acquisition fees paid to CCC are based on 5% of the equipment purchase price. These fees are capitalized and included in the cost of the container rental equipment.

(h) Container Rental Equipment

Container rental equipment is depreciated using the straight-line method. Depreciation policies are also evaluated to determine whether subsequent events and circumstances warrant revised estimates of useful lives. Effective June 1, 2001, the estimated depreciable life was changed from a twelve-year life to a fifteen-year life and the estimated salvage value was changed from 30% to 10% of the original equipment cost. The effect of these changes is an increase to depreciation expense of approximately $25,400 and $51,300 for 2002 and 2001, respectively.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was adopted by the Partnership effective January 1, 2002, without a significant impact on its financial statements. In accordance with SFAS No. 144, container rental equipment is considered to be impaired if the carrying value of the asset exceeds the expected future cash flows from related operations (undiscounted and without interest charges). If impairment is deemed to exist, the assets are written down to fair value. An analysis is prepared each quarter projecting future cash flows from container rental equipment operations. Current and projected utilization rates, per-diem rental rates, direct operating expenses, fleet size and container disposals are the primary variables utilized by the analysis. Additionally, the Partnership evaluates future cash flows and potential impairment by container type rather than for each individual container, and as a result, future losses could result for individual container dispositions due to various factors, including age, condition, suitability for continued leasing, as well as the geographical location of containers when disposed.

(h) Container Rental Equipment (continued)

In June 2001, the Partnership recorded impairment charges relating to refrigerated container equipment which reduced results of operations by $2,400,085 or $0.80 per limited partnership unit. The impairment charges were a result of CCC's and the Leasing Company's review of the Partnership's refrigerated container equipment. The purpose of the review was to consider recent changes in the marketplace and economic environment and to identify the consequences, if any, from an accounting perspective. The Leasing Company identified a number of issues that have had an impact on the carrying value of certain equipment at June 30, 2001.

i. In 1992, the Montreal Protocol outlawed the production of the R12 refrigerant gas by developed countries. Since that date, shipping lines and leasing companies have operated fleets including refrigerated container equipment with the R12 refrigerant gas (the "R12 Containers"). However, the environmental impact of refrigerant gases has become increasingly prominent. On January 1, 2001, it became illegal for R12 to be handled, other than for disposal, in most member countries of the European Union.

ii. Several of the major shipping lines that lease from the Leasing Company, as well as other leasing companies, have committed to eliminating R12 Containers from their fleets in 2001. Inventories consisting of R12 Containers will continue to increase as shipping lines redeliver the containers from existing leases.

iii. During 2000, the Leasing Company completed a number of term leases for R12 Containers. However, over the course of 2001, the factors outlined above, together with the deteriorating economic environment, have resulted in a very slow leasing market for R12 Containers. In addition, it is probable that residual prices for R12 Containers will decrease as R12 containers are redelivered from existing leases.

The Leasing Company considered the impact of these factors in June 2001 and decided to change the current marketing strategy for R12 Containers. The Leasing Company concluded that, effective July 1, 2001, inventories of R12 Containers would be targeted for immediate sale. The Leasing Company also conducted a review of R12 Containers that were on lease at June 30, 2001.

Assets to be disposed of: In June 2001, the Leasing Company committed to a plan to dispose of 81 R12 Containers with a carrying value of $1,029,674. It was concluded that the carrying value of these R12 containers exceeded fair value and accordingly, an impairment charge of $811,424 was recorded to operations under impairment losses. At December 31, 2002, 34 of the original 81 R12 refrigerated containers have been disposed. Although the remaining 47 R12 refrigerated containers were originally classified as held for sale after their impairment in June 2001, the Registrant has reclassified these containers as held and used as of December 31, 2002, with 23 R12 refrigerated containers on-hire under term and master leases, 20 R12 refrigerated containers off-hire and available for lease, and four R12 refrigerated containers off-hire and available for disposal. Included in the net loss on the disposal of equipment for the years 2002 and 2001 are gains of $22,824 and $1,186 on the sale of 33 and one refrigerated container, respectively, that were targeted for sale as of June 30, 2001.

Assets to be held and used: The Leasing Company conducted a review of 210 R12 Containers with a carrying value of $2,529,995 that were on lease at June 30, 2001. It was concluded that the carrying value of these R12 Containers exceeded the future cash flows expected to result from the use of these containers and their eventual disposition, and therefore was not recoverable. Accordingly, a charge of $1,588,661 was recorded to operations under impairment losses. Fair value was determined by discounting future expected cash flows.

There were no impairment charges to the carrying value of container rental equipment during 2002 and 2000.

(i) Income Taxes

The Partnership is not subject to income taxes, consequently no provision for income taxes has been made. The Partnership files federal and state annual information tax returns, prepared on the accrual basis of accounting. Taxable income or loss is reportable by the partners individually.

(j) Financial Statement Presentation

The Partnership has determined that, for accounting purposes, the Leasing Agent Agreement is a lease, and the receivables, payables, gross revenues and operating expenses attributable to the containers managed by the Leasing Company are, for accounting purposes, those of the Leasing Company and not of the Partnership. Consequently, the Partnership's balance sheets and statements of operations display the payments to be received by the Partnership from the Leasing Company as the Partnership's receivables and revenues.

(k) New Accounting Pronouncements

In June 2002, the Financial Accounting Standards Board issued SFAS No. 146, ("SFAS 146"), "Accounting for Costs Associated with Exit or Disposal Activities," which addresses accounting for restructuring and similar costs. The Registrant believes that SFAS 146 will not have a significant impact on its financial position or results of operations.

(2) Operating Segment

An operating segment is a component of an enterprise that engages in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and about which separate financial information is available. Management operates the Partnership's container fleet as a homogenous unit and has determined that as such it has a single reportable operating segment.

The Partnership derives revenues from dry cargo containers and refrigerated containers. As of December 31, 2002, the Partnership owned 7,307 twenty-foot 3,083 forty-foot and 195 forty-foot high-cube marine dry cargo containers, as well as 496 twenty-foot and 226 forty-foot marine refrigerated cargo containers. A summary of gross lease revenue earned by the Leasing Company, on behalf of the Partnership, by product, for the years ended December 31, 2002, 2001 and 2000 follows:

	2002	2001	2000
Dry cargo containers	$ 3,083,465	$ 3,595,116	$ 4,446,638
Refrigerated containers	1,375,452	1,824,276	2,219,629
Total	$ 4,458,917	$ 5,419,392	$ 6,666,267

Due to the Partnership's lack of information regarding the physical location of its fleet of containers when on lease in the global shipping trade, it is impracticable to provide the geographic area information.

(2) Operating Segment (continued)

The Partnership is not dependent upon any particular customer or group of customers of the Leasing Company. Only one sub-lessee of the Leasing Company accounts for more than 10% of the Partnership's revenue. This customer, Mediterranean Shipping Company S.A. ("MSC"), generated approximately 15% or $822,957 of the Leasing Company's rental revenue earned during 2002 on behalf of the Partnership. MSC is a private company located in Switzerland and is ranked as the second largest container liner operator in the world. One sub-lessee of the Leasing Company contributed approximately 16% or $904,779 of the Leasing Company's rental revenue earned during 2001 on behalf of the Partnership. One sub-lessee of the Leasing Company, MSC, contributed approximately 13% of the Registrant's rental revenue billings earned during 2000.

(3) Cash and Cash Equivalents

Cash equivalents include money market funds that invest in highly-liquid first-tier securities, such as U.S. Treasury obligations, repurchase agreements secured by U.S. Treasury obligations, and obligations whose principal and interest are backed by the U.S. Government. Cash equivalents are carried at cost which approximates fair value, and at times, may exceed federally insured limits. The Partnership has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

(4) Net Lease Receivables Due from Leasing Company

Net lease receivables due from the Leasing Company are determined by deducting direct operating payables and accrued expenses, base management fees payable, and reimbursed administrative expenses payable to CCC and its affiliates from the rental billings earned by the Leasing Company under operating leases to ocean carriers for the containers owned by the Partnership as well as proceeds earned from container disposals. Net lease receivables at December 31, 2002 and December 31, 2001 were as follows:

	December 31, 2002	December 31, 2001
Gross lease receivables	$ 988,442	$ 1,108,942
Less:		
Direct operating payables and accrued expenses	343,446	437,081
Damage protection reserve (note 5)	58,148	45,251
Base management fees payable	95,631	121,095
Reimbursed administrative expenses	22,038	22,982
Allowance for doubtful accounts	97,878	96,531
Net lease receivables	$ 371,301	$ 386,002

(5) Damage Protection Plan

The Leasing Company offers a repair service to several lessees of the Partnership's containers, whereby the lessee pays an additional rental fee for the convenience of having the Partnership incur the repair expense for containers damaged while on lease. This fee is recorded as revenue when earned according to the terms of the rental contract. An accrual has been recorded to provide for the estimated costs incurred by this service. This accrual is a component of net lease receivables due from the Leasing Company (see note 4). The Partnership is not responsible in the event repair costs exceed predetermined limits, or for repairs that are required for damages not defined by the damage protection plan agreement.

(6) Net Lease Revenue

Net lease revenue is determined by deducting direct operating expenses, base management fees and reimbursed administrative expenses to CCC and its affiliates from the rental revenue earned by the Leasing Company under operating leases to ocean carriers for the containers owned by the Partnership. Net lease revenue for the years ended December 31, 2002, 2001 and 2000 was as follows:

	2002	2001	2000
Rental revenue	$ 4,458,917	$ 5,419,392	$ 6,666,267
Less:			
Rental equipment operating expenses	1,263,947	1,623,254	1,536,470
Base management fees (note 7)	303,486	371,582	457,013
Reimbursed administrative expenses (note 7):			
Salaries	185,776	190,747	229,190
Other payroll related expenses	20,461	19,328	20,894
General and administrative expenses	58,838	73,306	90,609
Net lease revenue	$ 2,626,409	$ 3,141,175	$ 4,332,091

(7) Compensation to General Partner and its Affiliates

Base management fees are equal to 7% of gross lease revenues attributable to operating leases pursuant to the Partnership Agreement. Reimbursed administrative expenses are equal to the costs expended by CCC and its affiliates for services necessary for the prudent operation of the Partnership pursuant to the Partnership Agreement. The following compensation was paid or will be paid by the Partnership to CCC or its affiliates:

	2002	2001	2000
Base management fees	$ 303,486	$ 371,582	$ 457,013
Reimbursed administrative expenses	265,075	283,381	340,693
Acquisition fees	-	-	5,963
	$ 586,561	$ 654,963	$ 803,669

(8) Limited Partners' Capital

Cash distributions made to the limited partners during 2002, 2001 and 2000 included distributions of proceeds from equipment sales in the amount of $758,511, $373,038 and $261,128, respectively. These distributions, as well as cash distributions from operations, are used in determining "Adjusted Capital Contributions" as defined by the Partnership Agreement.

The limited partners' per unit share of capital at December 31, 2002, 2001 and 2000 was $7, $9 and $11, respectively. This is calculated by dividing the limited partners' capital at the end of each year by 2,984,309, the total number of limited partnership units.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

The Registrant's primary objective is to generate cash flow from operations for distribution to its limited partners and, during the initial years of operation, reinvest excess cash flow in additional equipment. Aside from the initial working capital reserve retained from gross subscription proceeds (equal to approximately 1% of such proceeds), the Registrant relies primarily on container rental receipts to meet this objective as well as to finance operating needs. No credit lines are maintained to finance working capital.

Cash distributions from operations are allocated 5% to the general partner and 95% to the limited partners. Distributions of sales proceeds are allocated 1% to the general partner and 99% to the limited partners. This sharing arrangement will remain in place until the limited partners have received aggregate distributions in an amount equal to their capital contributions plus an 8% cumulative, compounded (daily) annual return on their adjusted capital contributions. Thereafter, all distributions will be allocated 15% to the general partner and 85% to the limited partners, pursuant to Section 6.1(b) of the Registrant's Partnership Agreement. Cash distributions from operations to the general partner in excess of 5% of distributable cash will be considered an incentive fee and compensation to the general partner.

From inception through February 28, 2003, the Registrant has distributed $44,197,811 in cash from operations and $1,417,546 in cash from container sales proceeds to its limited partners. This represents total distributions of $45,615,357, or 76% of the limited partners' original invested capital. Distributions are paid monthly based primarily on each quarter's cash flow from operations. Monthly distributions are also affected by periodic increases or decreases to working capital reserves, as deemed appropriate by the general partner. Sales proceeds distributed to its partners may fluctuate in subsequent periods, reflecting the level of container disposals.

At December 31, 2002, the Registrant had $2,142,650 in cash and cash equivalents, an increase of $522,296 and $436,317 from the cash balances at December 31, 2001 and 2002, respectively. The Registrant invests its working capital, as well as cash flows from operations and the sale of containers that have not yet been distributed to CCC or its limited partners in money market funds.

Cash from Operating Activities: Net cash provided by operating activities was $2,529,650 and $3,248,298 during 2002 and 2001, respectively, primarily generated from the billing and collection of net lease revenue.

Cash from Investing Activities: Net cash provided by investing activities was $1,141,032 and $262,444 in 2002 and 2001, respectively. Cash provided by investing activities during 2002 represent sales proceeds generated from the sale of rental equipment. During 2001, cash provided by investing activities included $384,460 in proceeds generated from the sale of rental equipment, and cash expenditures of $122,016, resulting from the reshelling of refrigerated containers. See Part I, Item 2, herein, for a description of the Registrant's refrigerated container reshell costs.

Cash from Financing Activities: Net cash used in financing activities was $3,148,386 during 2002 compared to $3,596,721 during 2001. These amounts represent distributions to the Registrant's general and limited partners. The Registrant's continuing container disposals, as well as current market conditions, should produce lower operating results and, consequently, lower distributions to its partners in subsequent periods.

Results of Operations

Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

A Leasing Agent Agreement ("Agreement") exists between the Registrant and the Leasing Company, whereby the Leasing Company has the responsibility to manage the leasing operations of all equipment owned by the Registrant. Pursuant to the Agreement, the Leasing Company is responsible for leasing, managing and re-leasing the Registrant's containers to ocean carriers, and has full discretion over which ocean carriers and suppliers of goods and services it may deal with. The Leasing Agent Agreement permits the Leasing Company to use the containers owned by the Registrant, together with other containers owned or managed by the Leasing Company and its affiliates, as part of a single fleet operated without regard to ownership. At December 31, 2002, 84% of the original equipment remained in the Registrant's fleet, as compared to 93% at December 31, 2001. The following chart summarizes the composition of the Registrant's fleet (based on container type) at December 31, 2002.

	Dry Cargo Containers			Refrigerated Containers	
	20-Foot	40-Foot	40-Foot High-Cube	20-Foot	40-Foot
Containers on lease:					
Master lease	3,036	1,120	107	185	39
Term lease (1-5 years)	3,052	1,232	61	233	121
Subtotal	6,088	2,352	168	418	160
Containers off lease	1,219	731	27	78	66
Total container fleet	7,307	3,083	195	496	226

	Dry Cargo Containers						Refrigerated Containers			
	20-Foot		40-Foot		40-Foot High-Cube		20-Foot		40-Foot	
	Units	%	Units	%	Units	%	Units	%	Units	%
Total purchases	8,778	100%	3,612	100%	216	100%	511	100%	350	100%
Less disposals	1,471	17%	529	15%	21	10%	15	3%	124	35%
Remaining fleet at December 31, 2002	7,307	83%	3,083	85%	195	90%	496	97%	226	65%

Improved market conditions for all container types and the implementation of several Leasing Company marketing initiatives during 2002 resulted in a 48% reduction in the Registrant's off-hire container inventories. Utilization increased from 66% at the beginning of the year to 80% at December 31, 2002.

Over the past two years, the slowdown and uneven recovery in the global economy has led to reduced levels of capital available for new container investment. The lower levels of new container production during 2001 and the first half of 2002 addressed, to some extent, the problems of container over-supply created by the higher levels of new container production achieved during 1999 and 2000. As a result, demand increased for the existing container fleets of leasing companies and shipping lines, including the Registrant's containers. During 2002, the surge in demand for existing containers contributed to reducing off-hire inventories primarily in Asia, and to a lesser extent Europe and North America. In many parts of Asia and particularly in the south eastern ports, the demand for cargo containers exceeded available supplies. To exploit such opportunities, the Leasing Company repositioned off-hire equipment to locations of greatest demand and pursued leasing opportunities through its global network of marketing resources.

The Registrant's average fleet size and utilization rates for the years ended December 31, 2002, 2001 and 2000 were as follows:

	2002	2001	2000
Fleet size (measured in twenty-foot equivalent units (TEU))			
Dry cargo containers	14,780	15,591	15,763
Refrigerated containers	1,007	1,066	1,083
Average utilization rates			
Dry cargo containers	74%	66%	74%
Refrigerated containers	75%	77%	88%

Since December 2001, the combined per diem rate for the Registrant's fleet of dry cargo containers declined by approximately 14%. Most of this decline occurred in the first three months of 2002 and is attributable to three main factors:

1. Per diem rental rates decreased in correlation with the reduction of new container prices and interest rate levels;
2. The Leasing Company converted lease agreements with certain shipping lines from master to long-term lease, providing greater revenue stability but at lower lease rates than those earned under master leases; and,
3. The Leasing Company initiated new long term leases for older equipment resulting in lower per diem rates, while significantly reducing off-hire container inventory levels.

An improvement in lease per-diem rates is not expected until new container prices increase to much higher levels. The effect of the reduction in per diem rates, combined with the decline in the Registrant's fleet size, contributed to a reduction in gross rental revenue (a component of net lease revenue), but also contributed to significantly lower direct operating expenses due to the reduction in storage and other inventory related costs.

The demand for cargo containers has continued into early 2003. However, wide-ranging concerns remain about waning consumer confidence within the world's economies, a rise in oil prices, weak global stock markets, geopolitical concerns arising from uncertainties with Iraq and North Korea, as well as an increase in new container production, which may temper the current demand for leased containers.

Despite recent improvements in container leasing market conditions, the effect of the sporadic global economic recovery on the container leasing industry's customers, the shipping lines, coupled with their acquisition of new, larger container ships, has created a condition of excess shipping capacity. The uncertainty over the financial strength of the shipping industry appears to favor the larger more established shipping lines. The Registrant, CCC and the Leasing Company continue to remain cautious, as some shipping lines have reported operating losses during 2002. The financial impact of such losses on these shipping lines may eventually influence the demand for leased containers as some shipping lines may experience additional financial difficulties, consolidate or become insolvent. Although the ultimate outcome, as well as its impact on the container leasing industry and the Registrant's results of operations, is unknown, CCC, on behalf of the Registrant, will work closely with the Leasing Company to monitor outstanding receivables, collections, and credit exposure to various existing and new customers.

The primary component of the Registrant's results of operations is net lease revenue. Net lease revenue is determined by deducting direct operating expenses, management fees and reimbursed administrative expenses, from rental revenues billed by the Leasing Company from the leasing of the Registrant's containers. Net lease revenue is directly related to the size, utilization and per-diem rental rates of the Registrant's fleet.

Net lease revenue was $2,626,409 for the year ended December 31, 2002 compared to $3,141,175 for the prior year. The decrease was due to a $960,475 decline in gross rental revenue partially offset by a $359,307 decrease in rental equipment operating expenses from the year ended December 31, 2001. Gross rental revenue was impacted by the Registrant's smaller fleet size and lower per-diem rental rates. The decrease in direct operating expense was attributable to the Registrant's higher combined utilization rate in 2002, and its impact on activity based expenses such as storage, handling and repair and maintenance. Other components of net lease revenue, including management fees, and reimbursed administrative expenses, were lower by a combined $86,402 when compared to 2001, and partially offset the decline in gross lease revenue.

Depreciation expense of $2,733,346 in 2002 was $248,065 lower than in 2001 due to a declining fleet size. Effective June 1, 2001, the Registrant changed the estimated life of its rental container equipment from an estimated 12 year life to a 15 year life, and its estimated salvage value from 30% to 10% of original equipment cost. The effect of these changes was an increase in depreciation expense of approximately $25,400 in the year 2002.

Other general and administrative expenses were $110,785 in 2002, a decrease of $54,140 or 33% when compared to 2001. Contributing to this decrease were declines in professional fees, costs related to investor communications and net exchange rate losses.

Net loss on disposal of equipment was a result of the Registrants disposal of 1,257 containers in 2002, as compared to 256 containers during 2001. These disposals resulted in a net loss of $787,997 for 2002, compared to a net loss of $232,413 for 2001. The Registrant believes that the net loss on container disposals in 2002 was a result of various factors, including the age, condition, suitability for continued leasing, as well as the geographical location of the containers when disposed. These factors will continue to influence the decision to repair or dispose of a container when it is returned by a lessee, as well as the amount of sales proceeds received and the related gain or loss on container disposals. The level of the Registrant's container disposals in subsequent periods will also contribute to fluctuations in the net gain or loss on disposals.

Impairment charges were incurred by the Registrant relating to refrigerated container equipment with R12 refrigerant gas (the "R12 Containers"). In the second quarter of 2001, the Leasing Company undertook a review of the Registrant's refrigerated container equipment. Due to the environmental impact of the R12 refrigerant gas and other R12 Container marketing considerations, the Leasing Company concluded that effective July 1, 2001, off-hire inventories of the Registrant's R12 Containers would be targeted for immediate sale. The Leasing Company also conducted a review of the Registrant's R12 Containers that were on lease at June 30, 2001.

Assets to be disposed of: In June 2001, the Leasing Company committed to a plan to dispose of 81 R12 Containers with a carrying value of $1,029,674. It was concluded that the carrying value of these R12 Containers exceeded fair value and accordingly, an impairment charge of $811,424 was recorded to operations under impairment losses. Fair value was determined by discounting future expected cash flows. At December 31, 2002, 34 of the original 81 R12 refrigerated containers have been disposed. Although the remaining 47 R12 refrigerated containers were originally classified as held for sale after their impairment in June 2001, the Registrant has reclassified these containers as held and used as of December 31, 2002, with 23 R12 refrigerated containers on-hire under term and master leases, 20 R12 refrigerated containers off-hire and available for lease, and four R12 refrigerated containers off-hire and available for disposal. Included in the net loss on the disposal of equipment for the years 2002 and 2001 are gains of $22,824 and $1,186 on the sale of 33 and one refrigerated container, respectively, that were targeted for sale as of June 30, 2001.

Assets to be held and used: The Leasing Company conducted a review of 210 R12 Containers with a carrying value of $2,529,995 that were on lease at June 30, 2001. It was concluded that the carrying value of these R12 Containers exceeded the future cash flows expected to result from the use of these containers and their eventual disposition, and therefore was not recoverable. Accordingly, a charge of $1,588,661 was recorded to operations under impairment losses. Fair value was determined by discounting future expected cash flows.

Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000

Net lease revenue was $3,141,175 for the year 2001 compared to $4,332,091 for the prior year. The decrease was due to a $1,246,875 decline in gross rental revenue and an $86,784 increase in rental equipment operating expenses from the year 2000. Gross rental revenue was impacted by the Registrant's smaller fleet size, lower per-diem rental rates and lower combined fleet utilization rates. The increase in direct operating expense was attributable to the Registrant's lower utilization rate in 2001, and its impact on activity based expenses such as storage, handling and repair and maintenance. Other components of net lease revenue, including management fees, and reimbursed administrative expenses, were lower by a combined $142,743 when compared to the year 2000, and partially offset the decline in gross lease revenue.

Depreciation expense of $2,981,411 in 2001 was $105,570 lower than 2000 due to a declining fleet size. Effective June 1, 2001, the Registrant changed the estimated life of its rental container equipment from an estimated 12 year life to a 15 year life, and its estimated salvage value from 30% to 10% of original equipment cost. The effect of these changes was an increase in depreciation expense of approximately $51,300 in the year 2001.

Other general and administrative expenses increased to $164,925 in 2001, from $99,972 in 2000, representing a decrease of $64,953 or 65%. Contributing to this increase were professional fees, costs related to investor communications and net exchange rate losses.

Net loss on disposal of equipment was a result of the Registrant disposing of 256 containers during 2001, as compared to 170 containers during 2000. These disposals resulted in a net loss of $232,413 for 2001 as compared to a net loss of $190,044 for 2000. The Registrant believes that the net loss on container disposals in 2001 was a result of various factors including the age, condition, suitability for continued leasing, as well as the geographic location of the containers when disposed.

CRONOS GLOBAL INCOME FUND XIV, L.P.
A California Limited Partnership

General Partner
Cronos Capital Corp.

Principal Office
One Front Street, 9th Floor
San Francisco, CA 94111

Officers of the General Partner

Dennis J. Tietz
President and Chief Executive Officer

John Kallas
Vice President/Finance

Elinor A. Wexler
Vice President/Administration and Secretary

Board of Directors of the General Partner

Dennis J. Tietz
President, Cronos Capital Corp.

Elinor A. Wexler
Vice President/Administration and Secretary
Cronos Capital Corp.

John Kallas
Vice President/Finance, Cronos Capital Corp.

John M. Foy
Director

Independent Accountants
Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230

10-K Report
A complete copy of the Fund's Form 10-K may be obtained without charge by writing to the General Partner.

Counsel
Greene Radovsky Maloney & Share LLP
Four Embarcadero Center, Suite 4000
San Francisco, CA 94111-4100



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